# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: I-Mab, CIK 0001778016
CUSIP: 44975P103
Title of class of securities: Sponsored ADS
Address of issuer's principal executive offices: 55TH-56TH FLOOR, NEW BUND CENTER, 555 WEST HAIYANG ROAD, PUDONG DISTRICT, SHANGHAI, China (F4), 200124
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001936249

## Reporting persons
- Infini Capital Management Ltd: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: I-Mab
Address of issuer's principal executive offices: 55TH-56TH FLOOR, NEW BUND CENTER, 555 WEST HAIYANG ROAD, PUDONG DISTRICT, SHANGHAI, CHINA, 200124

## Item 2. Person Filing
Name of person filing:
Infini Capital Management Limited

This statement is filed by Infini Capital Management Limited, with respect to the ownership of American Depositary Shares held by Infini Master Fund, a Cayman Islands exempted company. The Manager acts as the investment adviser of Infini Master Fund.
Address of principal business office or, if none, residence:
Suites 1307-1308, 13/F, Two Exchange Square
8 Connaught Place, Central
Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Infini Capital Management Ltd: Chin To Tony, Director (02/07/2024)